Exhibit 99.1

Golden Star Reports Third Quarter 2018 Results

TORONTO, Oct. 31, 2018 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") reports its financial and operational results for the quarter ended September 30, 2018.  The Company also provides an update on the use of proceeds from the $125.7 million strategic investment by La Mancha Holding S.à r.l., a Luxembourg-incorporated private gold investment company ("La Mancha"), on October 1, 2018.

HIGHLIGHTS:

  Gold production of 57,113 ounces in the third quarter of 2018, including continued strong production from the Wassa Complex ("Wassa") of 38,097 ounces
    20% increase in gold production from Wassa in the third quarter of 2018 compared to the third quarter of 2017, including a 130% increase in production from the Wassa Underground Gold Mine ("Wassa Underground")
    Average production rate of over 3,400 tonnes per day ("tpd") achieved at Wassa Underground during the third quarter of 2018
  Improvement plan implemented at the Prestea Complex ("Prestea") during September 2018
    Plan is focused on reducing annual operating costs by 31% through the closure of the open pit operation and on increasing the production rate at the Prestea Underground Gold Mine ("Prestea Underground")
    10% increase in production rate during the third quarter of 2018 to 375 tpd compared to the second quarter of 2018
  Cash operating cost per ounce1 of $780 and All-In Sustaining Cost ("AISC") per ounce1 of $994 in the third quarter of 2018
  Gold revenues of $67.7 million and net loss attributable to Golden Star shareholders of $3.2 million or $0.01 loss per share (basic) in the third quarter of 2018
  Cash provided by operations of $10.8 million or $0.03 per share in the third quarter of 2018 and mine operating margin of $10.2 million
  Capital expenditures of $9.8 million in the third quarter of 2018
  Consolidated cash balance of $18.4 million at September 30, 2018, excluding the funds received from the strategic investment by La Mancha of $125.7 million on October 1, 20182
  Golden Star is on track to achieve its consolidated full year ("FY") 2018 guidance in terms of gold production, cash operating cost per ounce1 and AISC per ounce1
Notes:
1.	See "Non-GAAP Financial Measures".
2.	For more information, please see the press release entitled, "Golden Star announces long term, strategic investment by La Mancha", dated August 1, 2018 and the press release entitled, "Golden Star Announces Completion of La Mancha Strategic Investment", dated October 2, 2018.

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"With another strong quarter of production from Wassa and continuing improvements at Prestea, Golden Star is approaching the end of 2018 with a robust platform for growth.  We have implemented plans to reduce Prestea's cash operating costs and we believe that following the closure of the open pit operation, the underground operation will be well-positioned to move forwards with a lower cost structure.  We saw similar increased cash operating costs last year at Wassa during its transition into an underground-only operation and we believe that Prestea's performance will improve in a similar way once the operation is right sized.

"The strategic investment from La Mancha has strengthened our balance sheet and we are excited to use these funds to gain a more thorough understanding of the potential of our assets. We expect to release further drilling results from Wassa Underground during the fourth quarter of 2018, in addition to the first results from the 2018 drilling program at the Father Brown satellite deposit.  Golden Star is a very different company from the one we were at the start of the year and we now have the right people, the right assets and the right balance sheet to deliver significant value for our shareholders."

Third Quarter 2018 Conference Call Details

Golden Star will conduct a conference call and webcast to discuss the results of the third quarter of 2018 on Thursday, November 1, 2018 at 10:00am ET.

The call can be accessed by telephone or by webcast as follows:

Toll Free (North America): +1 833 231 8263
Toronto Local and International: +1 647 689 4108
Conference ID: 7227338
Webcast: www.gsr.com

A recording and webcast replay of the call will be available at www.gsr.com following the call.

USE OF PROCEEDS

The table below provides a breakdown of the use of proceeds from La Mancha's $125.7 million strategic investment (net cash of approximately $125.0 million).  Golden Star has presented the use of proceeds as a series of ranges as the size of the exploration budget is dependent on the success of the exploration program at each asset and this will impact the size of the development and expansion budget and the corporate budget.  Golden Star expects to use the proceeds from La Mancha's strategic investment to advance its organic projects between the fourth quarter of 2018 and the end of 2020, whereas any external growth opportunities will be assessed on a case-by-case basis as they arise.

La Mancha Strategic Investment: Use of Proceeds	Range (US$m)
Exploration	20.0	35.0
Development and Expansion	30.0	75.0
General Corporate Purposes	75.0	15.0
TOTAL (Net Cash)	125.0	125.0

Exploration

La Mancha's strategic investment allows Golden Star to accelerate its exploration program and to unlock its organic growth potential on an expedited basis.

Golden Star expects the majority of the $20.0 million to $35.0 million exploration budget to be allocated to Wassa Underground, following the positive results received by Golden Star in the second quarter of 2018, which led to a 147% increase in the Company's Inferred Mineral Resources at this deposit.1  The two objectives of this drilling are to convert Inferred Mineral Resources into Indicated Mineral Resources and to assess if the Wassa deposit extends beyond the current Inferred Mineral Resources to the south.

The second exploration focus is anticipated to be the Father Brown satellite deposit, which has the potential to be a second high grade ore supply for the Wassa processing plant as an underground operation.  Golden Star mined Father Brown between 2011 and 2015 as an open pit operation.  It has Indicated Mineral Resources of 1.2Mt at 5.84 grams per tonne ("g/t") of gold ("Au") for 233,000 ounces and Inferred Mineral Resources of 1.5Mt at 5.08 g/t Au for 246,000 ounces, with potential for Mineral Resource growth.  The two objectives of the planned drilling are to assess if the deposit extends beyond the current Inferred Mineral Resources beneath the Father Brown and Adiokrom pits and to convert Inferred Mineral Resources into Indicated Mineral Resources.

The third focus of the exploration program is Prestea Underground and the objective of this drilling is to convert Inferred Mineral Resources in Prestea Underground's West Reef deposit into the Indicated category.

Golden Star intends to deploy ten diamond drill rigs across its three targets, with six at Wassa Underground, two at the Father Brown satellite deposit and two at Prestea Underground.

Notes
1.	See press release entitled "Golden Star Doubles Inferred Mineral Resources at Wassa Underground Gold Mine", dated April 12, 2018.

Development and Expansion

The development and expansion budget has the objective of increasing the throughput of Wassa Underground and potentially developing the Father Brown satellite deposit in order to fill a greater portion of the Wassa processing plant's under-utilized capacity.

At Wassa Underground, the objective is to increase Wassa Underground's average production rate from 3,000 tpd in 2018 to 4,000 tpd by mid-2020.  Golden Star is evaluating the construction of a paste backfill plant, which is anticipated to allow the mining team to mine a greater portion of Wassa Underground's Mineral Reserves.  Currently the mine design leaves pillars in place between the longhole stopes and as an intermediate step, the Company is considering the partial extraction of these pillars, using unconsolidated waste backfill, in 2019.

The introduction of a paste backfill method in 2020 is expected to allow the mining of primary and secondary stopes on each sublevel without the need for pillars.  This is expected to significantly improve the efficiency of the operation by making the whole ore body on a sublevel immediately available for mining, instead of having to re-access old areas at a later date for pillar recovery.  Also, while waste backfill has to be trucked to the stopes, paste is piped in, which reduces the need for mobile equipment, thus decreasing both ventilation requirements and equipment congestion.  The remainder of the budget includes provisions for decline and ore drive development and purchasing additional mining equipment.

At Father Brown, the objective of the development and expansion program is to develop a standalone underground operation with a production rate of 1,500 tpd.  However, the construction of the Father Brown underground operation is highly dependent on the success of the exploration program at the deposit.

General Corporate Purposes

The corporate budget includes provisions to enable the closure of the Prestea Open Pits, including the severance expenses for the Prestea workforce, which is expected to allow the Prestea Complex to move forwards with a leaner cost structure.

The budget has a range of $15.0 million to $75.0 million primarily because if Golden Star chooses not to develop Father Brown into an underground operation, further funds are expected to be available for corporate purposes.  Golden Star may choose to use them within its external growth strategy or for organic development elsewhere within the Company.

The use of proceeds is discretionary and may be updated in accordance with Golden Star's plans to pursue organic or external growth.

SUMMARY OF CONSOLIDATED OPERATIONAL AND FINANCIAL RESULTS

		Three Months Ended
		September 30,
OPERATING SUMMARY		2018	2017
Wassa gold sold	oz	38,295	31,999
Prestea gold sold	oz	19,364	42,380
Total gold sold	oz	57,659	74,379
Wassa gold produced	oz	38,097	31,724
Prestea gold produced	oz	19,016	42,103
Total gold produced	oz	57,113	73,827
Average realized gold price[1]	$/oz	1,175	1,233

Cost of sales per ounce – Consolidated[2]	$/oz	998	855
Cost of sales per ounce – Wassa[2]	$/oz	817	1,083
Cost of sales per ounce – Prestea[2]	$/oz	1,355	669
Cash operating cost per ounce – Consolidated[2]	$/oz	780	671
Cash operating cost per ounce – Wassa[2]	$/oz	613	856
Cash operating cost per ounce – Prestea[2]	$/oz	1,110	520
All-In Sustaining cost per ounce – Consolidated[2]	$/oz	994	848

		Three Months Ended
		September 30,
FINANCIAL SUMMARY		2018	2017
Gold revenues	$'000	67,738	87,772
Cost of sales excluding depreciation and amortization	$'000	48,873	53,502
Depreciation and amortization	$'000	8,659	7,365
Mine operating margin	$'000	10,206	26,905
General and administrative expense	$'000	6,166	7,264
Loss on fair value of financial instruments, net	$'000	629	3,446
Net (loss)/income attributable to Golden Star shareholders	$'000	(3,178)	12,117
Adjusted net income attributable to Golden Star shareholders[2]	$'000	3,011	19,827
(Loss)/income per share attributable to Golden Star shareholders - basic	$/share	(0.01)	0.03
(Loss)/income per share attributable to Golden Star shareholders - diluted	$/share	(0.01)	0.03
Adjusted income per share attributable to Golden Star shareholders – basic[2]	$/share	0.01	0.05
Cash provided by operations	$'000	10,771	23,717
Cash provided by operations before working capital changes[2]	$'000	7,947	23,941
Cash provided by operations per share - basic	$/share	0.03	0.06
Cash provided by operations before working capital changes per share – basic[2]	$/share	0.02	0.06
Capital expenditures	$'000	9,784	17,877

Notes:
1.	Average realized gold price per ounce excludes pre-commercial production ounces sold at Prestea Underground in 2018 and 2017.
2.	See "Non-GAAP Financial Measures".

OPERATIONAL PERFORMANCE

Overview

In the third quarter of 2018 Golden Star produced 57,113 ounces of gold, with 83% of production attributable to underground sources. During the fourth quarter of 2018 the Company plans to cease production from the Prestea Open Pits, with the objective of commencing FY 2019 from a robust position as an underground-only producer. Going forward, Golden Star intends to focus on high margin, underground ore with the aim of generating strong cash flow and creating a robust platform to deliver sustainable shareholder value.

Gold production from the Wassa Complex was 38,097 ounces in the third quarter of 2018, representing a 20% increase compared to the third quarter of 2017 and in line with the second quarter of 2018.  Of this, 96% of Wassa's production was attributable to Wassa Underground, which achieved its highest average mining rate to date of over 3,400 tpd.  Although Wassa Underground delivered lower grades processed than in the first half of 2018 due to the mining sequence and expected variation within the ore body, Golden Star expects the grade processed in the fourth quarter of 2018 to be in line with the average Mineral Reserve grade of 4.11 g/t Au.  Wassa delivered a cash operating cost per ounce1 of $613, which represents a 28% decrease compared to the third quarter of 2017.

Gold production from the Prestea Complex was 19,016 ounces in the third quarter of 2018.  Of this, 57% of Prestea's production is attributable to Prestea Underground, which is a result of the Prestea Open Pits approaching the end of their mine life.  At the end of the third quarter of 2018 Golden Star implemented the Prestea improvement plan, with the objectives of decreasing annual cash operating costs at Prestea and increasing the production rate at Prestea Underground.  Prestea delivered a cash operating cost per ounce1 of $1,110 in the third quarter of 2018 and this is expected to decrease significantly in FY 2019 once Prestea Underground is fully ramped up.

Golden Star's consolidated cash operating cost per ounce1 was $780 in the third quarter of 2018, which represents a 16% increase compared to the third quarter of 2017. The decrease in cash operating cost per ounce1 at Wassa only partially offset the increase at Prestea, which was due primarily to a decrease in gold sold during the period.

The AISC per ounce1 in the third quarter of 2018 was $994, an increase of 17% compared to the third quarter of 2017.  The cost of sales per ounce1 was $998.  Golden Star expects its operating costs to decrease in the fourth quarter of 2018 as cost reduction measures at Prestea continue to be implemented.

During the first nine months of 2018 Golden Star produced 175,938 ounces of gold, which represents 76% of the midpoint of the revised FY 2018 guidance range.  Golden Star's cash operating cost per ounce1 for the first nine months of 2018 was $831, which is $1 higher than the top end of the FY 2018 consolidated guidance range, and its AISC per ounce1 was $1,077, which is within the FY 2018 consolidated guidance range.  At the end of the third quarter of 2018, the Company is on track to achieve its consolidated FY 2018 guidance in terms of gold production, cash operating cost per ounce1 and AISC per ounce.1

Notes:
1.	See "Non-GAAP Financial Measures".

Wassa Complex

		Three Months Ended
		September 30,
		2018	2017
WASSA FINANCIAL RESULTS
Revenue	$'000	45,029	39,556

Mine operating expenses	$'000	21,694	27,980
Severance charges	$'000	-	145
Royalties	$'000	2,309	2,033
Operating costs from/(to) metals inventory	$'000	1,770	(603)
Inventory net realizable value adjustment and write-off	$'000	232	606
Cost of sales excluding depreciation and amortization	$'000	26,005	30,161
Depreciation and amortization	$'000	5,284	4,481
Mine operating margin	$'000	13,740	4,914

Capital expenditures	$'000	7,033	6,469

WASSA OPERATING RESULTS
Ore mined - Main Pit	t	-	395,623
Ore mined - Underground	t	313,369	211,670
Ore mined - Total	t	313,369	607,293
Waste mined - Main Pit	t	-	1,436,889
Waste mined - Underground	t	73,327	56,553
Waste mined - Total	t	73,327	1,493,442
Ore processed - Main Pit	t	77,386	457,232
Ore processed - Underground	t	316,907	211,670
Ore processed - Total	t	394,293	668,902
Grade processed - Main Pit	g/t	0.65	1.20
Grade processed - Underground	g/t	3.69	2.61
Recovery	%	95.8	93.1
Gold produced - Main Pit	oz	1,580	15,847
Gold produced - Underground	oz	36,517	15,877
Gold produced - Total	oz	38,097	31,724
Gold sold - Main Pit	oz	1,778	16,122
Gold sold - Underground	oz	36,517	15,877
Gold sold - Total	oz	38,295	31,999

Cost of sales per ounce[1]	$/oz	817	1,083
Cash operating cost per ounce[1]	$/oz	613	856

Notes
1.	See "Non-GAAP Financial Measures".

Wassa Operational Overview

Gold production from the Wassa Complex increased by 20% in the third quarter of 2018 to 38,097 ounces compared to the third quarter of 2017.  Wassa became a primarily underground operation in the first quarter of 2018 and consequently, by the third quarter of 2018, 96% of Wassa's production was attributable to Wassa Underground.  Stockpiled ore from Wassa Main Pit is expected to continue to be fed to the processing plant during the fourth quarter of 2018.

On September 20, 2018 as a result of Wassa's strong performance during the year-to-date, Golden Star increased its FY 2018 production guidance for the Wassa Complex to 150,000 to 155,000 ounces of gold1, an increase of 9% compared to the mid-point of the previous guidance range.  Consequently, the average production rate targeted at Wassa Underground in FY 2018 was increased to 3,000 tpd and during the third quarter of 2018, Wassa Underground achieved an average production rate of over 3,400 tpd. This represents a 55% increase compared to the same period in 2017. The mining team is well-positioned to continue production at the current tonnage profile in the fourth quarter of 2018 and during 2019, with the mining sequence working well and an increasing number of stopes prepared and developed.  Post-period end, a ventilation upgrade was implemented to enable the production rate to be further increased to 4,000 tpd on a consistent basis by mid-2020.

The grade of the ore from Wassa Underground in the third quarter of 2018 increased by 41% to 3.69 g/t Au compared to the third quarter of 2017, due to mining operations focusing solely on the B Shoot zone.  However the grade decreased by 26% compared to the second quarter of 2018, due primarily to expected variances within the ore body. Golden Star had expected to achieve a grade of approximately 3.8 g/t Au during the first half of 2018 but the deposit exceeded expectations and the average grade processed was 4.78 g/t Au.  The Company expects the grade processed in the fourth quarter of 2018 to be in line with Wassa Underground's average Mineral Reserve grade of 4.11 g/t Au.

The Wassa Complex reported a 28% decrease in cash operating cost per ounce2 for the third quarter of 2018 to $613 compared to the third quarter of 2017.  This strong performance was due primarily to the increase in gold sold and a reduction in mine operating expenses as Wassa has transitioned into an underground-only operation.  The cost of sales per ounce2 for Wassa in the third quarter of 2018 was $817.

Notes
1.	See press release entitled, "Golden Star Provides an Update on Operations at the Prestea Complex and Full Year 2018 Guidance", dated September 20, 2018.
2.	See "Non-GAAP Financial Measures".

Prestea Complex

		Three Months Ended
		September 30,
		2018	2017
PRESTEA FINANCIAL RESULTS
Revenue	$'000	22,709	48,216

Mine operating expenses	$'000	21,706	22,113
Severance charges	$'000	6	83
Royalties	$'000	1,154	2,901
Operating costs to metals inventory	$'000	(211)	(1,756)
Inventory net realizable value adjustment and write-off	$'000	213	-
Cost of sales excluding depreciation and amortization	$'000	22,868	23,341
Depreciation and amortization	$'000	3,375	2,884
Mine operating (loss)/margin	$'000	(3,534)	21,991

Capital expenditures	$'000	2,751	11,408

PRESTEA OPERATING RESULTS
Ore mined – Open Pits	t	67,238	469,961
Ore mined - Underground	t	34,575	5,093
Ore mined - Total	t	101,813	475,054
Waste mined – Open Pits	t	182,103	1,024,836
Waste mined - Underground	t	2,184	6,374
Waste mined - Total	t	184,287	1,031,210
Ore processed – Open Pits	t	307,482	389,065
Ore processed - Underground	t	34,575	19,276
Ore processed - Total	t	342,057	408,341
Grade processed – Open Pits	g/t	1.12	3.49
Grade processed – Underground	g/t	10.39	5.83
Recovery	%	84.0	86.7
Gold produced – Open Pits	oz	8,148	38,899
Gold produced – Underground	oz	10,868	3,204
Gold produced – Total	oz	19,016	42,103
Gold sold - Open Pits	oz	8,496	39,176
Gold sold - Underground	oz	10,868	3,204
Gold sold - Total	oz	19,364	42,380

Cost of sales per ounce[1]	$/oz	1,355	669
Cash operating cost per ounce[1]	$/oz	1,110	520

Notes
1.	See "Non-GAAP Financial Measures".

Prestea Operational Overview

Gold production from the Prestea Complex in the third quarter of 2018 was 19,016 ounces.  This represents a 55% decrease compared to the third quarter of 2017 due to the Prestea Open Pits approaching the end of their mine life and the slower than expected ramp up of Prestea Underground.  Gold production is expected to strengthen in FY 2019 when Prestea Underground is fully ramped up.

The Prestea Open Pits produced 8,148 ounces of gold in the third quarter of 2018, which represents a 79% decrease compared to the same period in 2017.  This decrease in production was planned, as the Prestea Open Pits were expected to cease gold production at the end of 2017.  Mining continued throughout the first half of 2018 and completed during the third quarter of 2018, although processing of stockpiled ore is expected to continue during the fourth quarter of 2018.

Golden Star outlined the Prestea improvement plan in its press release dated September 20, 2018.1  The plan's objective is to ensure that production and operating cost targets are met by the end of FY 2018 so that Prestea can begin FY 2019 from a strong position.  As part of the plan, Golden Star will undertake the closure of the open pit operation, which includes downsizing the processing plant from a capacity of 4,000 tpd to 700 tpd, right-sizing the workforce at Prestea and optimizing the management and supervisory structure.  This is expected to decrease Prestea's annual cash operating costs by 31%, which represents a reduction in excess of $25 million.  The decrease is expected to consist of a 13% reduction to mine site general and administrative ("G&A") expenses, a 41% reduction in processing costs due to lower tonnages being processed in FY 2019 and the cessation of surface mining.

In order to effect these cost reductions the Company anticipates to incur approximately $9 million in severance charges to right size the Prestea workforce during the fourth quarter of 2018.  This increase in severance charges compared to previous estimates is due to Golden Star's decision to reduce the Prestea workforce more than previously planned, following the receipt of the proceeds from La Mancha's strategic investment.  This is anticipated to allow the Prestea Complex to move forward with a leaner cost structure.

The second element of the plan is to increase the targeted production rate at Prestea Underground to the nameplate production rate of 650 tpd.  During the third quarter of 2018 Golden Star made the decision to bring its Alimak mining training program at Prestea Underground in-house, with the objective of better integrating the Alimak mining team with the rest of the Prestea Underground operations and to improve the efficiency of the management of personnel, equipment and materials.  This plan received the full support and assistance of Manroc Developments Inc, who held the training contract from the start of mining.

The handover took place in July and August 2018 and resulted in reduced production as personnel were reorganized.  Despite this, during the third quarter of 2018 Golden Star delivered a 10% increase in the production rate to 375 tpd compared to the second quarter of 2018 and there have been significant improvements in other lead indicators, such as raise development and longhole drilling.  Golden Star also expects to see an increase in the recovery rate of the ore from Prestea Underground following the downsizing of the processing plant, which is currently estimated to be approximately 94%, and a reduction in Prestea's power consumption.  In addition, Golden Star intends to purchase and install two new Alimaks, with the objective of increasing the flexibility of the mining sequence.  The installation of the sixth Alimak is expected in the fourth quarter of 2018 and the seventh Alimak is ordered and expected on site in the first quarter of 2019.

Gold production from Prestea Underground was 10,868 ounces in the third quarter of 2018, a 239% increase compared to the third quarter of 2017.  The grade of the ore processed from Prestea Underground increased by 78% in the third quarter of 2018 to 10.39 g/t Au compared to the third quarter of 2017.  However it decreased by 23% compared to the second quarter of 2018, which is due to anticipated variation within the ore body, and this resulted in a 13% decrease in gold production compared to the second quarter of 2018.  Prestea Underground's mining team continues to strengthen the mining sequence and adjust drill design patterns, raise layouts and stope ventilation and the mine's performance is expected to improve in the fourth quarter of 2018 and beyond.

Prestea reported a cash operating cost per ounce2 of $1,110 in the third quarter of 2018, which represents a 113% increase compared to the same period in 2017.  This increase was due primarily to the decrease in gold sold in the quarter.  Prestea's cash operating cost per ounce2 decreased by 3% compared to the second quarter of 2018.  The cost of sales per ounce2 at Prestea in the third quarter of 2018 was $1,355.

Notes
1.	See press release entitled, "Golden Star Provides an Update on Operations at the Prestea Complex and Full Year 2018 Guidance", dated September 20, 2018.
2.	See "Non-GAAP Financial Measures".

Exploration

During the third quarter of 2018, exploration activities continued to focus on step out drilling at Wassa Underground from surface and in-fill drilling Indicated Mineral Resources at Prestea Underground's West Reef deposit from underground.

Wassa Underground

Golden Star released the results of drilling undertaken during the first half of 2018 on September 20, 2018.1  These results confirmed that gold mineralization extends 200 metres down plunge to the south of the Inferred Mineral Resources at Wassa Underground, demonstrating the extension of the deposit, and they are anticipated to increase Wassa's Inferred Mineral Resources.  Some of the previously released significant intercepts were as follows2:

  64.3 metres grading 7.4 g/t Au from 577 metres and
  49.7 metres grading 5.5 g/t Au from 792.0 metres in hole BS18DD391D1 (drilled depths from wedge, which is 730.0 metres down the mother hole)
  17.5 metres grading 10.0 g/t Au from 1,369.70 metres in hole BS18DD391M

During the third quarter of 2018, two rigs were employed at Wassa with the objective of further testing the extensions of the Wassa Underground gold mineralization to the south.  Three holes were completed during the quarter totaling approximately 4,000 metres, the results of two of which were also released on September 20, 2018, and the results of the third hole are pending.  Golden Star expects to release further drilling results from Wassa Underground, including the results of the third hole, during the fourth quarter of 2018.

Notes
1.	See press release entitled, "Golden Star Extends Wassa Underground Deposit a Further 200 Metres to the South", dated September 20, 2018.
2.	All widths quoted in this press release are estimated true widths.

Prestea Underground

Drilling of the West Reef from 24 Level at Prestea Underground continued during the third quarter of 2018, with one rig completing seven holes for a total of 2,200 metres.  The drilling focused on continuing to in-fill the existing Indicated Mineral Resources and testing Inferred Mineral Resources between the 21 and 27 Levels.

During the first nine months of 2018 drilling has been restricted to less prospective areas of the West Reef.  This was due to limited drilling access to the northern portion of the active mining area, which is expected to have the most potential for Mineral Resource addition.

A drilling chamber, which is planned to provide access to the northern area to test for high grade extensions to the West Reef gold mineralization, is expected to be completed late in the fourth quarter of 2018 and drilling is expected to commence immediately afterwards.

Father Brown satellite deposit

Drilling commenced at the Father Brown satellite deposit during the third quarter of 2018, utilizing two drill rigs.  Golden Star expects to release the initial 2018 drilling results from Father Brown during the fourth quarter of 2018.

FINANCIAL PERFORMANCE

Capital Expenditures

Having largely completed the development of both Wassa Underground and Prestea Underground, capital expenditures for the third quarter of 2018 totaled $9.8 million compared to $17.9 million in the third quarter of 2017, representing a 45% decrease.  Of this, 71% of capital expenditures were attributable to Wassa ($7.0 million), with the remainder attributable to Prestea ($2.8 million).

Third Quarter 2018 Capital Expenditures Breakdown (in $ millions)

Item	Total
Wassa Underground	5.0
Wassa Surface Plant & Equipment	0.3
Wassa Exploration	1.3
Other	0.4
Wassa Subtotal	7.0
Prestea Underground	1.7
Prestea Surface Plant & Equipment	0.5
Prestea Exploration	0.3
Other	0.3
Prestea Subtotal	2.8
Consolidated	9.8

Other Financial Highlights

Gold revenues for the third quarter of 2018 totaled $67.7 million from gold sales of 57,659 ounces at an average realized gold price of $1,175 per ounce.  Gold revenues decreased by 23% in the third quarter of 2018 compared to the same period in 2017 as a result of a decrease in the average realized gold price and the 53% decrease in revenue from Prestea, which was only partially offset by the 14% increase in revenue from Wassa.

Cost of sales excluding depreciation and amortization for the third quarter of 2018 totaled $48.9 million, a decrease of 9% compared with the same period in 2017.  This was due mainly to a reduction in mine operating expense as a result of Wassa transitioning into an underground-only operation and a decrease in royalties due to lower gold sales primarily at Prestea.  This was offset partially by an increase in metals inventory costs at Wassa resulting from processing of previously mined open pit ore stockpiles.

Depreciation and amortization expenses for the third quarter of 2018 totaled $8.7 million, an 18% increase compared to the third quarter of 2017.  This was due to an increase in depreciation at both Wassa and Prestea.  Wassa depreciation increased mainly from an increase in gold production and mining interests, while Prestea depreciation increased due to the commencement of depreciation of Prestea Underground assets as commercial production was achieved on February 1, 2018.

As a result, Golden Star reported a mine operating margin of $10.2 million in the third quarter of 2018, compared to $26.9 million in the third quarter of 2017. This 62% decrease was due to the decrease in revenues and the increase in depreciation and amortization expenses in the third quarter of 2018, only partially offset by the decrease in cost of sales.

G&A expenses for the third quarter of 2018 totaled $6.2 million, compared to $7.3 million in the same period in 2017, representing a decrease of 15%.  The decrease in G&A costs for the third quarter of 2018 was due primarily to a $1.9 million decrease in share-based compensation expense compared to the same period in 2017.  G&A expenses, excluding share based compensation, were $4.0 million for the third quarter of 2018, compared to $3.2 million for the same period in 2017.  This increase was due to an increase in salaries and benefits.

Golden Star recorded a loss of $0.6 million on fair value of financial instruments in the third quarter of 2018, compared to a $3.4 million loss in the third quarter of 2017.  The $0.6 million fair value loss in the third quarter of 2018 relates to a non-cash revaluation loss on the embedded derivative liability of the 7% Convertible Debentures.  The $3.4 million fair value loss recognized in the third quarter of 2017 was comprised of a $3.2 million non-cash revaluation loss on the embedded derivative liability of the 7% Convertible Debentures, a $0.5 million non-cash revaluation loss on warrants and a $0.2 million gain on warrants exercised.

The net loss attributable to Golden Star shareholders in the third quarter of 2018 totaled $3.2 million or $0.01 loss per share (basic), compared to a net income of $12.1 million or $0.03 income per share (basic) in the third quarter of 2017.  The net loss and loss per share (basic) attributable to Golden Star shareholders in the third quarter of 2018 compared to the net income and income per share (basic) in the same period of 2017 was mainly due to a decrease of $16.7 million in mine operating margin, a $4.2 million increase in deferred income tax expense, and a $1.8 million increase in finance expense, partially offset by a $2.8 million decrease in the loss on fair value of financial instruments, a $1.1 million decrease in G&A expenses and a $0.9 million increase in other income.

The adjusted net income attributable to Golden Star shareholders1 in the third quarter of 2018 was $3.0 million, compared to $19.8 million in the same period in 2017.  The 85% decrease was due primarily to a lower consolidated mine operating margin relating to Prestea and higher net finance and exploration expenses.

Cash provided by operations before working capital changes1 in the third quarter of 2018 was $7.9 million compared to $23.9 million in the third quarter of 2017.  This 67% decrease was due primarily to a decrease in consolidated mine operating margin at Prestea and an increase in exploration, reclamation and interest payments.

The Company's consolidated cash balance was $18.4 million at September 30, 2018, which does not include the $125.7 million investment (net cash of $125.0 million) from La Mancha, which was received on October 1, 2018.  Working capital provided $2.8 million during the three months ended September 30, 2018, compared to using $0.2 million in the same period in 2017.  The working capital changes in the third quarter of 2018 included an increase in accounts payable and accrued liabilities of $2.0 million, a decrease in accounts receivable of $1.1 million, offset by an increase in prepaids and other of $0.2 million.

For further information about Golden Star's operational and financial performance, please visit the Financial and Operational database at http://apps.indigotools.com/IR/IAC/?Ticker=GSC&Exchange=TSX.  The data relating to the third quarter of 2018 will be available 24 hours after release at the latest.

Notes
1.	See "Non-GAAP Financial Measures". The calculations for all Non-GAAP Financial Measures referenced in this press release are included in the Management Discussion & Analysis.

Other Corporate Developments

Long term, strategic investment by La Mancha and appointment of two nominees to Board of Directors

Post-period end, on October 1, 2018, the Company completed a $125.7 million private placement by La Mancha, a Luxembourg-incorporated private gold investment company. Pursuant to the private placement, La Mancha was issued 163,210,500 Golden Star common shares, representing approximately 30% of the outstanding share capital (on a non-diluted basis) after giving effect to La Mancha's investment.

La Mancha has the right to nominate up to three representatives to Golden Star's Board of Directors and two nominees joined the Board on October 1, 2018.  La Mancha expects to nominate a third Director at the next Annual General Meeting or earlier in the event of a vacancy.  La Mancha's two nominees are Andrew Wray, Chief Executive Officer of La Mancha, and Graham Crew.

This strategic investment by La Mancha strengthens the Company's balance sheet and provides the Company with increased financial capacity to unlock organic growth opportunities and participate in the consolidation of the African gold sector.

For more information about the La Mancha transaction, please see the press releases entitled "Golden Star Announces Long Term, Strategic Investment by La Mancha", dated August 1, 2018 and "Golden Star announces completion of La Mancha strategic investment", dated October 2, 2018.

Share Consolidation

Golden Star's Board of directors has approved a 5:1 consolidation of the common shares of the Company (the "Consolidation").  The Consolidation was approved at a special meeting of the Company's shareholders on September 17, 2018, with 96.62% of votes cast in favour.  The common shares of the Company began trading on a Consolidation-adjusted basis when the market opened on October 30, 2018.

Golden Star's common share count was reduced from approximately 544.0 million outstanding common shares to approximately 108.8 million outstanding common shares post-Consolidation.  The Company believes that a reduction in the number of outstanding common shares will increase Golden Star's flexibility and competitiveness in the marketplace and may make its shares more attractive to potential investors.

Outlook

Golden Star is on track to achieve its FY 2018 consolidated guidance in terms of gold production, cash operating cost per ounce1 and AISC per ounce1.  On a consolidated basis, the Company expects to produce 225,000-235,000 ounces of gold at a cash operating cost per ounce1 of between $790 and $830 and an AISC per ounce1 of between $1,050 and $1,100.

Following the strategic investment by La Mancha, expected capital expenditures for 2018 increased from $36.5 million to $45.1 million, which includes $10.9 million for exploration.  The expected increase of $8.6 million in comparison to previous guidance is due to a $4.3 million increase in Wassa Underground development and a $4.3 million increase in exploration spending.

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile

Golden Star is an established, African focused gold producer that owns and operates the Wassa and Prestea mines in Ghana. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, the Company's objective is to grow into a best-in-class, mid-tier gold producer.  Golden Star aims to expand its production profile through the exploration and development of its existing mines, particularly Wassa, and through the acquisition of additional mines. Gold production guidance for 2018 is 225,000-235,000 ounces at a cash operating cost per ounce of $790-830.  As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE (LOSS)/ INCOME
(Stated in thousands of U.S. dollars except shares and per share data)
(Unaudited)

	Three Months Ended
	September 30,
	2018	2017

Revenue	$67,738	$87,772
Cost of sales excluding depreciation and amortization	48,873	53,502
Depreciation and amortization	8,659	7,365
Mine operating margin	10,206	26,905

Other expenses/(income)
Exploration expense	501	400
General and administrative	6,166	7,264
Finance expense, net	4,086	2,264
Other income	(1,105)	(172)
Loss on fair value of financial instruments, net	629	3,446
(Loss)/income before tax	(71)	13,703
Deferred income tax expense	4,151	-
Net (loss)/income and comprehensive (loss)/income	$(4,222)	$13,703
Net (loss)/income attributable to non-controlling interest	(1,044)	1,586
Net (loss)/income attributable to Golden Star shareholders	$(3,178)	$12,117

Net (loss)/income per share attributable to Golden Star shareholders
Basic	$(0.01)	$0.03
Diluted	$(0.01)	$0.03
Weighted average shares outstanding-basic (millions)	380.8	378.0
Weighted average shares outstanding-diluted (millions)	380.8	385.3

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(Unaudited)

	As of
	September 30,	December 31,
	2018	2017

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$18,359	$27,787
Accounts receivable	3,371	3,428
Inventories	37,573	50,653
Prepaids and other	5,000	5,014
Total Current Assets	64,303	86,882
RESTRICTED CASH	6,511	6,505
MINING INTERESTS	258,448	254,058
DEFERRED TAX ASSETS	2,120	12,944
Total Assets	$331,382	$360,389

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$85,499	$94,623
Current portion of rehabilitation provisions	8,732	6,566
Current portion of deferred revenue	14,411	17,894
Current portion of long term debt	26,936	15,864
Current portion of other liability	19,709	13,498
Total Current Liabilities	155,287	148,445
REHABILITATION PROVISIONS	55,351	64,146
DEFERRED REVENUE	106,735	92,062
LONG TERM DEBT	77,867	79,741
LONG TERM DERIVATIVE LIABILITY	7,451	10,963
LONG TERM OTHER LIABILITY	-	6,786
Total Liabilities	402,691	402,143

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	-	-
Common shares, without par value, unlimited shares authorized	783,230	783,167
CONTRIBUTED SURPLUS	36,823	35,284
DEFICIT	(821,965)	(794,180)
Shareholders' Equity attributable to Golden Star shareholders	(1,912)	24,271
NON-CONTROLLING INTEREST	(69,397)	(66,025)
Total Deficit	(71,309)	(41,754)
Total Liabilities and Shareholders' Equity	$331,382	$360,389

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended
	September 30,
	2018	2017
OPERATING ACTIVITIES:
Net (loss)/income	$(4,222)	$13,703
Reconciliation of net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	8,669	7,373
Share-based compensation	2,164	4,059
Deferred income tax expense	4,151	-
Loss on fair value of 7% Convertible Debentures embedded derivative	629	3,170
Recognition of deferred revenue	(4,154)	(4,266)
Reclamation expenditures	(943)	(2,157)
Other	1,653	2,059
Changes in working capital	2,824	(224)
Net cash provided by operating activities	10,771	23,717
INVESTING ACTIVITIES:
Additions to mining properties	(85)	(82)
Additions to plant and equipment	-	(374)
Additions to construction in progress	(9,699)	(16,655)
Proceeds from asset disposal	38	-
Change in accounts payable and deposits on mine equipment and material	(426)	(2,194)
Net cash used in investing activities	(10,172)	(19,305)
FINANCING ACTIVITIES:
Principal payments on debt	(4,112)	(357)
Net cash used in financing activities	(4,112)	(357)
(Decrease)/increase in cash and cash equivalents	(3,513)	4,055
Cash and cash equivalents, beginning of period	21,872	25,899
Cash and cash equivalents, end of period	$18,359	$29,954

Non-GAAP Financial Measures

In this press release, we use the terms "cash operating cost", "cash operating cost per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "adjusted net income attributable to Golden Star shareholders", "adjusted income per share attributable to Golden Star shareholders", "cash provided by operations before working capital changes", "cash provided by operations before working capital changes per share - basic", "adjusted net income attributable to Golden Star shareholders" and "adjusted income per share attributable to Golden Star shareholders". These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

"Cost of sales excluding depreciation and amortization" as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.

"Cash operating cost" for a period is equal to "cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write off and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

"All-in sustaining costs" commences with cash operating costs and then adds the cash component of metals net realizable value adjustment, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses), and accretion of rehabilitation provision. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. Share-based compensation expenses are now also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability based awards. Share-based compensation expenses were previously included in the calculation of all-in sustaining costs. The Company has presented comparative figures to conform with the computation of all-in sustaining costs as currently calculated by the Company.

The Company believes that "all-in sustaining costs" will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and also the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine.

"Cash provided by operations before working capital changes" is calculated by subtracting the "changes in working capital" from "net cash provided by operating activities" as found in the statements of cash flows. "Cash provided by operations before working capital changes per share - basic" is "Cash provided by operations before working capital changes" divided by the basic weighted average number of shares outstanding for the period.

"Adjusted net income attributable to Golden Star shareholders" is calculated by adjusting Net income/(loss) attributable to Golden Star shareholders for (gain)/loss on fair value of financial instruments, share-based compensation expenses, loss on conversion of 7% Convertible Debentures, severance charges and income tax recovery on previously unrecognized deferred tax assets. "Adjusted income per share attributable to Golden Star shareholders" for the period is "Adjusted net income attributable to Golden Star shareholders" divided by the weighted average number of shares outstanding using the basic method of earnings per share.

Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the information under the heading "Non-GAAP Financial Measures" in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations for the full year ended December 31, 2017, which is available at www.sedar.com.

Cautionary note regarding forward-looking information

This press release contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information and statements in this press release include, but are not limited to, information or statements with respect to: production, cash operating costs and AISC per ounce estimates for 2018, on a consolidated basis and for each of Wassa and Prestea; timing for the use of proceeds of La Mancha's strategic investment; allocation of the exploration budget; construction of a paste backfill plant to mine a greater portion of Wassa Underground's Mineral Reserves; the sources of gold production at Wassa during 2018 and the timing thereof;  the sources of gold production at Prestea during 2018 and the timing thereof; the cessation of production from the Prestea Open Pits; planned exploration and drilling at Wassa and Prestea and release of corresponding drilling results; the mining rate and grade from Wassa; capital expenditures, including sustaining capital and development capital, for 2018, on a consolidated basis and for each of Wassa and Prestea; the nature of development capital expenditures at both Wassa and Prestea during 2018; the feed of stockpiled lower grade ore from Wassa Main Pit to the processing plant during 2018; the timing for completion of mining from the Prestea Open Pits during 2018 and the processing of stockpiled ore therefrom; purchase of Alimaks and their installation at Prestea Underground; the growth of Wassa Underground's Inferred Mineral Resources from drilling completed in the first half of 2018; the use of proceeds from the La Mancha strategic investment and nomination of a third Director by La Mancha; the start of trading of common shares on a Consolidation-adjusted basis and the benefits flowing from the Consolidation; and the achievement of full year guidance.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

Technical Information and Quality Control

The technical contents of this press release have been reviewed and approved by Dr. Martin Raffield, P. Eng., a Qualified Person pursuant to NI 43-101.  Dr. Raffield is Senior Vice President of Project Development and Technical Services for Golden Star.

Additional scientific and technical information relating to the mineral properties referenced in this news release are contained in the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana" effective date December 31, 2014; and (ii) Bogoso/Prestea – "NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Bogoso/Prestea Gold Mine, Ghana", effective date December 31, 2017.

Cautionary Note to U.S. Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of the Securities and Exchange Commission (the "SEC") set forth in Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended. Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this news release or in the documents referenced herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

View original content:http://www.prnewswire.com/news-releases/golden-star-reports-third-quarter-2018-results-300741571.html

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/October2018/31/c2537.html

%CIK: 0000903571

For further information: For further information, please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 16:35e 31-OCT-18